Exhibit 99.1

4Q22 Earnings Release

March 14, 2023
investors.stone.co

StoneCo Reports Fourth Quarter and Fiscal Year 2022 Results

Key 4Q22 metrics exceeded guidance on strength of 2022 execution;

Revenue of R$2.7 billion, + 44% y/y (vs R$2.6+ billion guidance);

Adj. EBT of R$316 million, +50% q/q (vs R$250+ million guidance);

MSMB TPV of R$81.9 billion, +23% year over year (vs R$78.0 - R$79.0 billion guidance)

George Town, Grand Cayman, March 14, 2023 – StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”) today reports its financial results for its fourth quarter and fiscal year ended December 31, 2022.

“Dear Shareholders,

This quarter, I would like to highlight our evolution along 2022. As I transition to the board role and hand the executive leadership to Pedro, I also want to reflect back on what I think makes your company great and what I believe will be the foundation for its success over the next decades.

I think 2022 was a very important year for Stone. We wanted to implement a series of changes after a difficult 2021, and I am proud that we were able to execute well on our plan. I am confident that we finished the year very well positioned for the future. Below I will detail the milestones that I believe are worth your attention:

1.	We executed on our strategic priorities while generating increasingly stronger cash flow. Our company is generating cash in a very consistent way and has a strong balance sheet and liquidity to fund its growth ahead.

2.	In 2022, we continued to drive business growth while laying out a new approach to how we price our relationship with clients, to reflect the changes in the macroeconomic environment. Starting already at the end of 2021, our team raised the bar in terms of how we allocated capital to growth, with discipline in assuring healthy hurdles of return. Also important was the evolution of our commercial strategy in the MSMB segment, where we learned how to better optimize our two brands, Ton and Stone, across our multiple channels, to provide the right value proposition to each client segment and achieve overall market share gains in MSMBs with healthy unit economics. This evolution was largely what resulted in the incremental margins we achieved on a quarterly basis throughout the year.

3.	While we allocated significant focus to price execution, we also drove expansion of our banking solution to SMBs and Micro clients, with a significant increase in overall client deposits and material contributions to economics. The evolution in overall client deposits speaks to the quality of our client base and the value of having banking and acquiring as integrated solutions. Not only does that provide a superior experience to our clients, but also provides us with a steady flow of cash-in volumes, driving growth in outstanding deposits.

4.	In order to fulfill our mission in becoming the primary financial partner of our clients, we worked hard in 2022 to rebuild our credit product. After pausing credit disbursements in the middle of 2021, 2022 was a year focused on rebuilding the team, the systems and the product roadmap to be ready to scale in 2023. Our clients see working capital as a critical need and we believe the foundations of our business model give us an edge in how we can support them with different credit solutions.

5.	We believe our software strategy is unique within our industry, as we are the only player really trying to combine financial services and software in order to make merchants more productive. In Software, we gained scale, improved operating margins and advanced on product integrations. Throughout 2022, we gained efficiency while also investing in several areas to better serve our clients, such as enhancing our customer service and integrating our financial services platform to POS and ERP solutions in strategic verticals, which opens a key cross-sell opportunity.

6.	Throughout the year, we also made some important changes inside the business to strengthen our management discipline and governance, improve our reporting and increase our profitability. We added to our team experienced and seasoned leaders, strengthening key capabilities in banking, credit, product, tech and risk, among others, which will be crucial for our plans in the coming years. We dedicated ourselves to new routines of Zero Based Budgeting, our five year plan revision and target setting processes. I think our team really raised their game to improve our performance and deliver much better results throughout the year, culminating in a very strong fourth quarter that exceeded our expectations.

7.	Finally, we have strong principles that guide our day-to-day actions and will preserve the uniqueness of our business for the long term:

•	We reinforce on a daily basis our Dream and Purpose to better serve Brazilian merchants above all priorities;

•	We embrace the importance of combining young and talented entrepreneurs with experienced, more mature leaders, which has always been a signature of our approach to talent development. Working as a single and cohesive team is an imperative in Stone;

•	We preserve the essence of our culture, that is centered around ownership, meritocracy, candor, energy, passion, integrity and results-driven mindset, that will always be the roots of how we engage with each other.

Overall, the fourth quarter was a strong way to end an important year of transition. Perhaps, more importantly, I believe we have repositioned the company on much stronger footing to continue driving higher greater outcomes to all stakeholders in this new chapter of Stone's journey.

As I transition to the Board and turn over the operations to our new CEO, Pedro Zinner, I feel that we are providing him a good platform to continue building upon and improving. Our work to fulfill our mission towards our clients, our team and our shareholders is certainly not done, but I believe Pedro is the right person to lead Stone into the future and I am very excited as a shareholder to have him join us. Pedro has more than 25 years of experience in leadership, strategy, risk management and finance and he will bring a powerful vision to drive the next phase of value creation for our business.

I remain confident and excited for the future of Stone and look forward to helping the business continue its strong trajectory into 2023.”

– Thiago Piau, CEO

Operating and Financial Highlights for 4Q22 and 2022

MAIN CONSOLIDATED FINANCIAL METRICS

Table 1: Main Consolidated Financial Metrics

Main Consolidated Financial Metrics	4Q22	3Q22	4Q21	Δ y/y %	Δ q/q %	2022	2021	y/y %
Total Revenue and Income (R$mn)	2,706.1	2,508.4	1,873.0	44.5%	7.9%	9,588.9	4,823.8	98.8%
Adjusted EBITDA (R$mn)	1,272.0	1,153.7	684.7	85.8%	10.3%	4,300.2	1,517.2	183.4%
Adjusted EBT (R$mn)	316.5	210.7	(49.1)	n.m	50.2%	716.4	77.2	828.6%
Adjusted Net Income (R$mn)	234.8	162.5	(32.5)	n.m	44.4%	525.5	84.7	520.2%
Adjusted Net Cash (R$mn)	3,489.6	3,104.2	2,291.5	52.3%	12.4%	3,489.6	2,291.5	52.3%

•	Total Revenue and Income reached R$2,706.1 million in the quarter. This represents an increase of 44.5% from R$1,873.0 million in the prior-year period. The increase in revenues was mainly a result of (i) 49.3% growth in our financial services platform revenues, that reached R$2,308.2 million and (ii) 20.8% growth in our software platform revenues, that reached R$376.3 million. Non-Allocated represented the remaining R$21.6 million in revenue. Financial services revenue growth was mostly a result of our performance in the MSMB segment, with above-guidance TPV and higher take rates on a year over year basis. Our year over year software revenue growth was mainly driven by our software Core POS and ERP business performance.

•	Adjusted EBITDA up 85.8% year over year. Adjusted EBITDA in 4Q22 was R$1,272.0 million, up from R$684.7 million in 4Q21 and 10.3% higher quarter over quarter. Adjusted EBITDA Margin was up 1.0 percentage point sequentially to 47.0% mainly due to efficiency gains in cost of services and selling expenses, despite overall higher G&A expenses in the quarter. In 2022, Adjusted EBITDA reached R$4,300.2 million, representing a 183.4% growth and a margin of 44.8%.

•	Adjusted EBT was R$316.5 million, with adjusted EBT margin increasing 3.3 percentage points sequentially and reaching 11.7% in 4Q22. This sequential improvement was mostly related to (i) operating leverage in cost of services and selling expenses and (ii) lower financial expenses, partially offset by lower other financial income. Adjusted EBT for 2022 was R$716.4 million, a 9.3x increase year over year.

•	Adjusted Net Income in 4Q22 was R$234.8 million with adjusted net margin of 8.7%, compared with R$162.5 million and a margin of 6.5% in 3Q22. The margin improvement is a result of the same factors explained above for Adjusted EBT margin, partially offset by a higher effective tax rate. Adjusted Net Income for full year 2022 reached R$525.5 million, 6.2x higher than 2021.

•	Adjusted Net Cash was R$3,489.6 million in 4Q22, an increase of R$385.5 million in the quarter and of R$1.2 billion in the fiscal year 2022. The quarterly increase is mostly explained by: (i) cash net income of R$372.0 million, which is our net income plus non-cash income and expenses as reported in our statement of cash flows; (ii) R$41.6 million of net collections from our credit business; (iii) R$51.9 million of recoverable taxes and taxes payable and (iv) R$84.1 million from trade accounts payable and other liabilities. These factors were partially offset by (v) -R$155.3 million of capex and (vi) -R$16.4 million from M&A. Other effects contributed with R$7.5 million.

SEGMENT REPORTING

Starting 1Q22, we report our financial and operating metrics in two segments, Financial Services and Software, and non-allocated activities comprised of non-strategic businesses. Note that our segment reporting is performed on an adjusted basis, adjusting for items such as the mark-to-market expenses related to Banco Inter investment, amortization of fair value adjustments on acquisitions, among other factors.

Financial Services: comprised of our financial services solutions serving both MSMBs and Key Accounts, which includes mainly our payments solutions, digital banking, credit and our registry business TAG.

Software: comprised of two main fronts, namely: (i) Core, which includes POS/ERP solutions, TEF and QR Code gateways, reconciliation and CRM and (ii) Digital, which includes OMS, e-commerce platform, engagement tools, ads solution and marketplace hub. The remaining results of the Linx Pay legacy business are accounted for in both Core and Digital revenues and costs.

Below, we provide our main financial metrics broken down into our two reportable segments.

Table 2: Financial metrics by segment1

Segment Reporting (R$mn Adjusted)	4Q22	% Rev	3Q22	% Rev	4Q21	% Rev	Δ y/y %	Δ q/q %	2022	2021	y/y%
Total Revenue and Income	2,706.1	100.0%	2,508.4	100.0%	1,873.0	100.0%	44.5%	7.9%	9,588.9	4,823.8	98.8%
Financial Services	2,308.2	100.0%	2,121.5	100.0%	1,545.9	100.0%	49.3%	8.8%	8,083.5	4,091.0	97.6%
Software	376.3	100.0%	366.2	100.0%	311.4	100.0%	20.8%	2.8%	1,419.8	686.3	106.9%
Non-Allocated	21.6	100.0%	20.8	100.0%	15.7	100.0%	37.6%	3.5%	85.6	46.5	84.0%
Adjusted EBITDA	1,272.0	47.0%	1,153.7	46.0%	684.7	36.6%	85.8%	10.3%	4,300.2	1,517.2	183.4%
Financial Services	1,211.9	52.5%	1,098.6	51.8%	664.3	43.0%	82.4%	10.3%	4,102.9	1,480.7	177.1%
Software	61.0	16.2%	54.8	15.0%	26.9	8.6%	126.6%	11.3%	209.2	56.4	271.0%
Non-Allocated	(0.9)	(4.3%)	0.3	1.4%	(6.5)	(41.4%)	(85.8%)	n.m	(11.9)	(19.9)	(40.4%)
Adjusted EBT	316.5	11.7%	210.7	8.4%	(49.1)	(2.6%)	n.m	50.2%	716.4	77.2	828.6%
Financial Services	285.6	12.4%	177.6	8.4%	(31.0)	(2.0%)	n.m	60.8%	613.1	121.0	406.8%
Software	31.8	8.5%	33.7	9.2%	(15.2)	(4.9%)	n.m	(5.5%)	117.8	(27.0)	n.m
Non-Allocated	(1.0)	(4.6%)	(0.6)	(2.7%)	(2.8)	(18.1%)	n.m	n.m	(14.5)	(16.8)	(13.9%)

1 Margins are calculated by dividing by the revenue of each segment.

FINANCIAL SERVICES SEGMENT PERFORMANCE HIGHLIGHTS

Table 3: Financial Services Main Operating and Financial Metrics23

Main Financial Services Metrics	4Q22	3Q22	4Q21	Δ y/y %	Δ q/q %	2022	2021	y/y %
Financial Metrics (R$mn)
Total Revenue and Income	2,308.2	2,121.5	1,545.9	49.3%	8.8%	8,083.5	4,091.0	97.6%
Adjusted EBITDA	1,211.9	1,098.6	664.3	82.4%	10.3%	4,102.9	1,480.7	177.1%
Adjusted EBT	285.6	177.6	(31.0)	n.m	60.8%	613.1	121.0	406.8%
Adjusted EBT margin (%)	12.4%	8.4%	(2.0%)	14.4 p.p.	4.0 p.p.	7.6%	3.0%	4.6 p.p.

TPV (R$bn)	100.1	93.3	89.0	12.4%	7.3%	367.4	275.4	33.4%
MSMB	81.9	74.7	66.7	22.8%	9.7%	289.9	190.4	52.3%
Key Accounts	18.2	18.6	22.3	(18.5%)	(2.4%)	77.5	85.0	(8.9%)

Monthly Average TPV MSMB ('000)	10.9	11.2	14.6	(25.7%)	(2.8%)	11.1	13.1	(15.0%)

Active Payments Client Base ('000)[3]	2,584.0	2,372.1	1,766.1	46.3%	8.9%	2,584.0	1,766.1	46.3%
MSMB[3]	2,526.2	2,314.4	1,703.4	48.3%	9.2%	2,526.2	1,703.4	48.3%
Key Accounts	65.0	64.3	67.4	(3.5%)	1.0%	65.0	67.4	(3.5%)

Net Adds ('000)[3]	211.9	249.8	377.7	(43.9%)	(15.2%)	817.9	991.6	(17.5%)
MSMB[3]	211.8	248.0	367.3	(42.3%)	(14.6%)	822.7	983.6	(16.4%)
Key Accounts	0.6	3.1	11.3	(94.4%)	(79.5%)	(2.4)	11.0	(121.8%)

Take Rate
MSMB	2.21%	2.21%	1.71%	0.50 p.p.	0.00 p.p.	2.15%	1.54%	0.61 p.p.
Key Accounts	1.17%	0.95%	0.82%	0.35 p.p.	0.22 p.p.	0.95%	0.74%	0.20 p.p.

MSMB Banking
Active Banking Client Base ('000)	692.8	561.2	491.5	40.9%	23.4%	692.8	491.5	40.9%
Total Accounts Balance (R$mn)	3,596.3	2,653.1	1,953.3	84.1%	35.6%	3,596.3	1,953.3	84.1%
Card TPV (R$mn)	568.6	542.8	498.7	14.0%	4.8%	2,157.5	1,427.0	51.2%
Banking ARPAC[2]	44.7	43.6	25.3	76.6%	2.4%	40.5	18.5	118.61%

MSMB Credit
Legacy Portfolio (R$mn)	419.0	522.3	1,201.6	(65.1%)	(19.8%)	419.0	1,201.6	(65.1%)
Legacy Portfolio– Fair value in balance sheet (R$mn)	26.9	61.4	511.2	(94.7%)	(56.3%)	26.9	511.2	(94.7%)
Legacy Credit Clients ('000)	33.1	35.5	85.4	(61.2%)	(6.8%)	33.1	85.4	(61.2%)

•	Total Revenue and Income for Financial Services segment increased 49.3% year over year in 4Q22 to R$2,308.2 million. This growth was mostly a result of our performance in the MSMB segment, with strong year over year TPV and client base growth, in addition to higher take rates, as detailed below. Furthermore, we continue to grow our banking solutions revenue, driven by both active client base growth and increase in ARPAC on a year over year basis.

•	Adjusted EBT for Financial Services segment rose 60.8% in 4Q22 to R$285.6 million, compared with R$177.6 million in the previous quarter. Adjusted EBT margin for the segment was 12.4% in 4Q22, 4.0 percentage points higher sequentially from 8.4% in 3Q22. This margin improvement is mainly explained by (i) operating leverage in cost of services and selling expenses and (ii) lower financial expenses, which was mainly a result of a higher proportion of own cash used to fund the prepayment operation.

•	Consolidated TPV grew 12.4% year over year to R$100.1 billion in 4Q22, mainly a result of 22.8% growth in the MSMB segment and partially offset by a decrease of 18.5% in the TPV of Key Accounts. In 2022, total TPV reached R$367.4 billion, representing a 33.4% growth, compared with an industry growth of 24.6%.

•	Total Payments Active Client base reached 2.6 million[4], representing a total quarterly net

2 ARPAC means average revenue per active client and considers our banking and insurance revenues divided by our active banking client base.

3 From 3Q22 onwards, does not include clients that use only TapTon.

4 From 3Q22 onwards, does not include clients that use only TapTon.

addition of 211,900.

a.	MSMB – Balancing Growth and Profitability

•	MSMB active payment clients reached 2,526,200[5], representing client net additions of 211,800 in the quarter. In 4Q22, we continued to see positive addition of clients in all MSMB client tiers.

•	MSMB TPV was R$81.9 billion, up 22.8% year over year, and above our guidance of between R$78.0 and R$79.0 billion. This increase was mainly a result of a larger MSMB active client base in the period.

•	Average monthly TPV per client in MSMB decreased 25.7% year over year and 2.8% quarter over quarter to R$10,900, mainly due to the faster growth of our Ton product, which has lower average TPV compared to Stone and Pagar.me SMB products.

•	MSMB Take Rate was flat sequentially at 2.21% in 4Q22 compared with 3Q22, due to higher average prices in the quarter and positive client mix effect, which were compensated by a seasonal slight increase in debit over credit volumes and a lower duration of prepayment.

•	Our banking solutions[6] evolved strongly in 4Q22:

o	Our banking client base increased sequentially to 692,800, rising 23.4% quarter over quarter compared with a 6.7% sequential increase in 3Q22. This acceleration is a result of the combination of continued activation of banking accounts within our Stone payments client base, in addition to our recent efforts to offer a full banking solution to Ton client base. Meanwhile, average revenue per active client (ARPAC)[7] has increased 76.6% year over year and 2.4% quarter over quarter to reach R$44.7 per client per month. As explained in our 3Q22 results, as we sell more banking into our Ton client base, we expect to see significant increase in our number of accounts, total accounts balance and overall banking revenues, although the average revenue per active client may decrease, as micro-merchants have naturally smaller revenue contribution. This quarter banking numbers reflect initial impacts from this mix effect.

o	Total Accounts Balance reached R$3.6 billion, up 84.1% year over year or 35.6% quarter over quarter. The quarter over quarter growth is explained by both an increase in average balance per client and in the number of clients with balance.

o	Card TPV[8] grew 14.0% year over year and 4.8% quarter over quarter to reach R$568.6 million.

•	Update on our Credit Business:

o	During the second half of 2022, we focused on building a fully automated process for credit underwriting and granting through the Stone App. In addition, we made our decision models more sophisticated through enhancement of data, strengthened the

5 From 3Q22 onwards, does not include clients that use only TapTon.

6 Except for Total Accounts Balance and Stone Card TPV, banking metrics do not include accounts from TON or Pagar.me (except for Ton clients that have the full banking solution "Super Conta Ton").

7 Banking ARPAC includes card interchange fees, floating revenue, insurance and transactional fees.

8 Volumes related to prepaid cards issued by Stone.

team, reviewed and approved our risk policies and ran the first tests with a small number of clients, with positive initial results.

o	In the first half of 2023, we expect to expand the size of our testing with clients, with an emphasis on management of guarantees, testing and improving the quality of the decision models and credit lifecycle monitoring and renegotiation through the app.

o	In the second half of 2023 we want to begin scaling working capital loans to our clients. We will take a conservative approach and the level and speed at which we do so will depend on the macro scenario and our risk appetite. Our initial focus will be providing working capital loans to the SMB segment. We are also planning the launch of Credit Cards to both Micro and SMB segments and exploring opportunities in Linx.

o	Our Legacy credit portfolio reached R$419.0 million in 4Q22, decreasing R$103.3 million from 3Q22 with cash inflow of R$41.6 million in the quarter.

o	Of the R$419.0 million portfolio in 4Q22, we have a balance of R$398.7 million provisioned for bad debt. The fair value of the credit portfolio in our balance sheet in December was R$26.9 million, given that we expect to receive back interest still to be accrued. The R$398.7 million provisioned for bad debt compares with an NPL of R$401.2 million, implying a coverage ratio of 99%.

b.	Key Accounts – Growth in Platform Services with Deprioritization of Sub-Acquiring Business

•	Platform Services TPV grew 32.0% year over year. Total Key Accounts TPV was R$18.2 billion, 18.5% lower year over year. This expected reduction resulted from the continued deprioritization of sub-acquirers, for which volumes decreased 57.2%, partially offset by a 32.0% increase in TPV from Platform Services, which reached R$12.8 billion.

•	Key Accounts Take Rate of 1.17%. Key Accounts take rate was 1.17% in 4Q22, higher than 0.95% in 3Q22. This increase is mainly a result of mix effect of less volumes from sub-acquirers, which have lower take rates compared to platform clients, in addition to higher average price and a higher duration of prepayment.

SOFTWARE PERFORMANCE HIGHLIGHTS

Table 4: Software Main Operating and Financial Metrics

Main Software Metrics	4Q22	3Q22	4Q21	Δ y/y %	Δ q/q %	2022	2021	y/y %
Financial Metrics (R$mn)
Total Revenue and Income	376.3	366.2	311.4	20.8%	2.8%	1,419.8	686.3	106.9%
Adjusted EBITDA	61.0	54.8	26.9	126.6%	11.3%	209.2	56.4	271.0%
Adjusted EBITDA Margin	16.2%	15.0%	8.6%	7.6 p.p.	1.2 p.p.	14.7%	8.2%	6.5 p.p.
Adjusted EBT	31.8	33.7	(15.2)	n.m	(5.5%)	117.8	(27.0)	n.m

•	Total Revenue and Income for Software grew 20.8% year over year in 4Q22 to R$376.3 million. This growth is mainly a result of our Core business performance, which was driven by both organic growth from higher number of POS/ERP locations and higher average ticket as well as inorganic expansion.

•	Adjusted EBITDA for the Software division grew to R$61.0 million in 4Q22, with a margin of 16.2%, compared with R$26.9 million and a margin of 8.6% in 4Q21. Compared with 3Q22, Adjusted EBITDA Margin for Software was 1.2 percentage points higher, mainly explained by (i) lower cloud costs, as in 3Q22 we had non-recurring higher cloud costs which normalized this quarter, (ii) seasonally stronger revenue growth and (iii) continued diligence in cost control.

•	Adjusted EBT for Software was R$31.8 million in 4Q22, compared with -R$15.2 million for the prior year period. Compared with 3Q22, Adjusted EBT decreased 5.5% from R$33.7 million to R$31.8 million in 4Q22, with Adjusted EBT Margin decreasing from 9.2% to 8.5%. This reduction is mainly a result of (i) lower interest on cash; and (ii) higher financial expenses, especially negative FX effect from software operations outside Brazil.

•	Our Core[9] Software business revenue increased 23.5% year over year. This increase was driven by increases in average ticket and number of locations, in addition to the consolidation of the results of investments throughout the year.

•	Our Digital[10] business revenue increased 4.0% year over year mainly due to the consolidation of Plugg.to in 3Q22, a solution focused on helping merchants to sell online through the integration with different marketplaces.

9 Comprises (i) our POS/ERP solutions across different retail and service verticals, which includes Linx and the portfolio of POS/ERP solutions in which we invested over time; (ii) our TEF and QR Code gateways; (iii) our reconciliation solution, and (iv) CRM.

10 Comprises (i) our omnichannel platform (OMS); (ii) our e-commerce platform (Linx Commerce), (iii) engagement tools (Linx Impulse and mlabs); (iv) our ads solution and (v) marketplace hub.

RECENT DEVELOPMENTS

Sale of stake in Banco Inter

In 1Q23, Stone sold its remaining stake in Banco Inter, representing 16.8 million shares. The shares were sold at a price of R$12.96, equivalent to R$218 million.

The movement follows Stone’s goal to focus on its core operation of Financial Services and Software. During the second quarter of 2022 Stone had already announced a partial sale equivalent to 21.5% of the shares it held at Banco Inter through the cash-out option offered in Inter’s corporate restructuring.

Board changes and CEO transition

On February 15, 2023, the StoneCo Board received a notice from Roberto Moses Thompson Motta of his intent to retire as a director of the Board, effective as of such date.

Effective as of the same date, Thiago Piau, StoneCo CEO, joined the StoneCo Board as a director and member of the Finance committee. Mr. Piau will continue to serve as CEO of the Company through March 2023, at which time Pedro Zinner will assume the role of CEO.

Changes in adjustments to Net Income

Starting in 1Q23, the non-IFRS adjusted P&L of the Company will be presented without any adjustment related to share-based compensation expenses. Until 4Q22, including this 4Q22 Earnings Release, share-based compensation related to extraordinary grants (not related to annual equity incentives) were adjusted in the Company’s non-IFRS adjusted results.

The change in adjustment policy was driven by management’s intention to better align the way market participants view our adjusted results, improving comparability of estimates and simplifying the understanding of our financial results. In anticipation of that change, we have provided on table 14 our historical numbers with the new adjustment policy in order to make it simpler for market participants to reconcile our results from 1Q23 onwards when they are announced.

OUTLOOK FOR 1Q23

The outlook below constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond StoneCo´s control. Please see “Forward-looking Statements” below. In view of these factors, we expect the following:

•	Total Revenue and Income is expected to be above R$2,600 million in 1Q23, or a year over year growth of above 25.6%.

•	Adjusted EBT (not adjusting for share-based compensation expenses) is expected to be above R$265 million in 1Q23, compared with R$275.6 million in 4Q22;

•	MSMB TPV is expected to be between R$77 billion and R$78 billion in 1Q23 (up 21.5% to 23.1% year over year).

Income Statement

Table 5: Statement of Profit or Loss (IFRS, as Reported)

Statement of Profit or Loss (R$mn)	4Q22	% Rev.	4Q21	% Rev.	Δ %	2022	% Rev.	2021	% Rev.	Δ %
Net revenue from transaction activities and other services	777.8	28.7%	512.7	27.4%	51.7%	2,617.4	27.3%	1,626.9	33.7%	60.9%
Net revenue from subscription services and equipment rental	464.6	17.2%	408.1	21.8%	13.8%	1,760.9	18.4%	1,071.9	22.2%	64.3%
Financial income	1,331.6	49.2%	861.2	46.0%	54.6%	4,638.0	48.4%	1,877.7	38.9%	147.0%
Other financial income	132.1	4.9%	91.1	4.9%	45.0%	572.6	6.0%	247.3	5.1%	131.5%
Total revenue and income	2,706.1	100.0%	1,873.0	100.0%	44.5%	9,588.9	100.0%	4,823.8	100.0%	98.8%
Cost of services	(698.0)	(25.8%)	(646.1)	(34.5%)	8.0%	(2,669.8)	(27.8%)	(1,713.8)	(35.5%)	55.8%
Administrative expenses	(327.2)	(12.1%)	(214.1)	(11.4%)	52.8%	(1,121.4)	(11.7%)	(813.3)	(16.9%)	37.9%
Selling expenses	(406.1)	(15.0%)	(318.4)	(17.0%)	27.6%	(1,511.2)	(15.8%)	(1,012.5)	(21.0%)	49.3%
Financial expenses, net	(911.5)	(33.7%)	(688.2)	(36.7%)	32.4%	(3,514.7)	(36.7%)	(1,269.1)	(26.3%)	177.0%
Mark-to-market on equity securities designated at FVPL	(114.5)	(4.2%)	(764.2)	(40.8%)	(85.0%)	(853.1)	(8.9%)	(1,264.2)	(26.2%)	(32.5%)
Other income (expenses), net	(109.0)	(4.0%)	(51.1)	(2.7%)	113.4%	(302.5)	(3.2%)	(185.9)	(3.9%)	62.7%
Loss on investment in associates	(0.3)	(0.0%)	(1.2)	(0.1%)	(71.9%)	(3.6)	(0.0%)	(10.4)	(0.2%)	(65.6%)
Profit before income taxes	139.4	5.2%	(810.4)	(43.3%)	n.m	(387.3)	(4.0%)	(1,445.6)	(30.0%)	(73.2%)
Income tax and social contribution	(60.6)	(2.2%)	8.9	0.5%	n.m	(139.1)	(1.5%)	68.2	1.4%	n.m
Net income for the period	78.8	2.9%	(801.5)	(42.8%)	n.m	(526.4)	(5.5%)	(1,377.3)	(28.6%)	(61.8%)

Table 6: Statement of Profit or Loss (Adjusted11)

Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we no longer adjust the financial expenses related to our bond, which may affect the comparability of our Adjusted results between our numbers from 2Q22 onwards and our numbers from prior periods. For that reason, we have included below our historical numbers according to adjustment criteria adopted as from 2Q22.

Adjusted Statement of Profit or Loss (R$mn)	4Q22	% Rev.	4Q21	% Rev.	Δ %	2022	% Rev.	2021	% Rev.	Δ %
Net revenue from transaction activities and other services	777.8	28.7%	512.7	27.4%	51.7%	2,617.4	27.3%	1,626.9	33.7%	60.9%
Net revenue from subscription services and equipment rental	464.6	17.2%	408.1	21.8%	13.8%	1,760.9	18.4%	1,071.9	22.2%	64.3%
Financial income	1,331.6	49.2%	861.2	46.0%	54.6%	4,638.0	48.4%	1,877.7	38.9%	147.0%
Other financial income	132.1	4.9%	91.1	4.9%	45.0%	572.6	6.0%	247.3	5.1%	131.5%
Total revenue and income	2,706.1	100.0%	1,873.0	100.0%	44.5%	9,588.9	100.0%	4,823.8	100.0%	98.8%
Cost of services	(698.0)	(25.8%)	(646.1)	(34.5%)	8.0%	(2,669.8)	(27.8%)	(1,713.8)	(35.5%)	55.8%
Administrative expenses	(296.5)	(11.0%)	(230.5)	(12.3%)	28.6%	(994.7)	(10.4%)	(644.8)	(13.4%)	54.3%
Selling expenses	(406.1)	(15.0%)	(318.4)	(17.0%)	27.6%	(1,511.2)	(15.8%)	(1,012.5)	(21.0%)	49.3%
Financial expenses, net	(903.4)	(33.4%)	(676.8)	(36.1%)	33.5%	(3,483.4)	(36.3%)	(1,246.8)	(25.8%)	179.4%
Other income (expenses), net	(85.2)	(3.1%)	(49.0)	(2.6%)	73.8%	(209.9)	(2.2%)	(118.2)	(2.4%)	77.6%
Loss on investment in associates	(0.3)	(0.0%)	(1.2)	(0.1%)	(71.9%)	(3.6)	(0.0%)	(10.4)	(0.2%)	(65.6%)
Adj. Profit before income taxes	316.5	11.7%	(49.1)	(2.6%)	n.m	716.4	7.5%	77.2	1.6%	828.6%
Income tax and social contribution	(81.7)	(3.0%)	16.5	0.9%	n.m	(190.9)	(2.0%)	7.6	0.2%	n.m
Adjusted Net Income	234.8	8.7%	(32.5)	(1.7%)	n.m	525.5	5.5%	84.7	1.8%	520.2%

11 Our adjusted P&L includes the same adjustments made for our Adjusted Net Income but broken down into each P&L line. The purpose of showing it is to make it easier to understand the underlying evolution of our Costs & Expenses, disregarding some non-recurring events associated with each line item.

Total Revenue and Income

Total Revenue and Income in 4Q22 was R$2,706.1 million, an increase of 44.5% year over year from R$1,873.0 million.

Total Revenue and Income is composed of (i) R$2,308.2 million from our Financial Services segment, (ii) R$376.3 million from our Software segment and (iii) R$21.6 million non-allocated.

Financial Services segment revenue grew 49.3% year over year. This revenue growth is mainly a result of our performance in MSMB, with above-guidance year over year TPV growth, strong client base evolution and a higher take rate of 2.21% in 4Q22 compared with 1.71% in 4Q21. The higher take rate year over year is a result of the successful adjustment in our pricing policy amid a changing interest rate environment in Brazil, in addition to the growth of our banking solution. In Key Accounts, we saw high-teens revenue growth as a result of higher take rates and volumes from platform services, and despite significantly lower volumes from sub-acquirers.

Software revenue growth was 20.8% year over year, due to our Core business performance, which grew 23.5% over the same period. The growth in our Core software business was driven by both (i) organic growth from a higher number of POS/ERP locations and higher average ticket as well as (ii) inorganic growth.

Net Revenue from Transaction Activities and Other Services

Net Revenue from Transaction Activities and Other Services was R$777.8 million in 4Q22, an increase of 51.7% compared with 4Q21. This increase was mostly due to (i) 12.4% year over year consolidated TPV growth; (ii) higher net MDRs as a result of commercial policy adjustment efforts; and (iii) revenue streams from other solutions including banking, PIX and our registry business TAG. Membership fee contributed R$58.2 million to our transaction activities and other services revenue in the quarter, compared with R$60.1 million in 3Q22 and R$41.7 million in 4Q21.

Net Revenue from Subscription Services and Equipment Rental

Net Revenue from Subscription Services and Equipment Rental was R$464.6 million in 4Q22, 13.8% higher than 4Q21 primarily due to a higher software revenue.

Financial Income

Financial Income in 4Q22 was R$1,331.6 million, an increase of 54.6% year over year, mostly due to (i) higher prices due to continued adjustments in our commercial policy amid changes in CDI; (ii) higher prepaid volumes and (iii) floating revenue from our banking solution.

Other Financial Income

Other Financial Income was R$132.1 million in 4Q22 compared with R$91.1 million in 4Q21 mainly due to higher yield on cash & equivalents which was a result of the higher base rate in Brazil year over year, and partially compensated by a lower average cash balance. On a quarter over quarter basis, Other Financial Income decreased 13.5% as we deployed more own cash in our prepayment operation.

Costs and Expenses

Cost of Services

Cost of Services were R$698.0 million in 4Q22, 8.0% higher year over year. This increase was mainly due to (i) higher investments in technology, (ii) higher D&A costs, as we continue to expand our client base, (iii) higher investments in logistics related to an increase in our active client base which was partially compensated by efficiency gains in logistics costs per client and (iv) higher transaction costs and provisions and losses. These effects were partially offset by lower costs with our registry business, compared with unusually high costs in 4Q21. As a percentage of revenues, Cost of Services reduced from 34.5% in 4Q21 to 25.8% in 4Q22.

Compared with 3Q22, Cost of Services increased 4.0%, as a result of higher transaction and D&A costs as we grow our business, in addition to higher costs with datacenter and provisions and losses. As a percentage of revenues, Cost of Services reduced sequentially from 26.8% to 25.8%, mainly due to lower costs in Software and efficiency gains in TAG, logistics and banking.

We gained efficiency in Cost of Services both year over year and quarter over quarter, despite significant growth in our client base, which has a direct impact in Cost of Services, as this line includes upfront costs related to acquisition of new clients.

Administrative Expenses

Administrative Expenses were R$327.2 million, 52.8% higher year over year. This increase was mainly explained by (i) higher amortization of fair value adjustments related to acquisitions, (ii) higher personnel expenses and (iii) higher expenses with third-party advisory in the financial services segment. As a percentage of Total Revenue and Income, Administrative Expenses increased from 11.4% in 4Q21 to 12.1% in 4Q22, as a result of the higher amortization of fair value adjustments related to acquisitions, which had a one-off positive effect in 4Q21. Excluding this effect, Administrative Expenses as a percentage of Total Revenue and Income saw a decrease on a year over year basis.

Administrative Expenses in 4Q22 were 15.2% higher than in 3Q22, mainly explained by (i) non-recurring higher expenses related to third-party advisory, (ii) personnel expenses that are usually higher in the fourth quarter, such as courses and training of our team, annual leadership event and Holiday Seasons benefits to employees, (iii) increase in average compensation and (iv) expenses with operating software and other general administrative expenses. As a percentage of revenues, Administrative Expenses increased from 11.3% in 3Q22 to 12.1% in 4Q22, as a result of the combination of the abovementioned factors.

In 2023, we expect to gain efficiency in Administrative Expenses.

Administrative Expenses in 4Q22 include -R$30.6 million that are adjusted in our Adjusted Income Statement, related to amortization of fair value adjustments on acquisitions, mostly related to the Linx and other software companies’ acquisitions (see table 13 in Appendix for the Adjustments by P&L line). Adjusting for those effects, Administrative Expenses were R$230.5 million in 4Q21, R$251.8 million in 3Q22 and R$296.5 million in 4Q22. As a percentage of Total Revenue and Income, Administrative Expenses were 12.3% in 4Q21, 10.0% in 3Q22 and 11.0% in 4Q22. The efficiency gain in the year over year comparison is a result of dilution of back-office expenses with the growth of our business. On a quarter over quarter basis, the increase in Administrative Expenses as a percentage of revenues is a result of the combination of factors mentioned above for the accounting variation, which more than compensated the growth in revenue.

Selling Expenses

Selling Expenses were R$406.1 million in the quarter, an increase of 27.6% year over year. Such increase was mainly explained by (i) higher expenses with our salespeople, mostly related to our hub operations; (ii) higher expenses with partners commissions and (iii) higher marketing expenses. As a percentage of revenues, Selling Expenses decreased from 17.0% in 4Q21 to 15.0% in 4Q22 as the growth of our business more than compensated the increase in investments in our operation.

Compared with 3Q22, Selling Expenses increased 5.4%, mostly due to higher expenses with our salespeople and partners commissions. As a percentage of revenues, Selling Expenses decreased sequentially from 15.4% in 3Q22 to 15.0% in 4Q22.

Financial Expenses, Net

Financial Expenses, Net were R$911.5 million, 32.4% higher compared with 4Q21. This variation is mainly because of (i) increased cost of funds, mainly due to the higher interest rate in the country over the period, which increased from an average of 7.60% in 4Q21 to 13.65% in 4Q22; and (ii) higher funding volumes.

Compared with the previous quarter, Financial Expenses, net were 3.1% lower, mainly explained by a higher proportion of own cash used to fund the prepayment operation, which more than offset the higher prepayment volumes quarter over quarter. The use of more own cash has, on the other hand, led to a lower interest on cash, being the main factor behind our Other Financial Income decreasing by 13.5% or R$20.6 million on a sequential basis.

Financial Expenses include -R$8.1 million that are adjusted in our Adjusted Income Statement related to effects from (i) earn out interests on business combinations and (ii) financial expenses from fair value adjustments on acquisitions (see table 13 in Appendix for the Adjustments by P&L line). Until 1Q22, we used to also adjust our bond expenses in our adjusted figures, which we stopped doing from 2Q22 onwards.

For comparability purposes, based on adjustments criteria adopted from 2Q22 onwards, in which we do not adjust our results for bond expenses, and adjusting for the factors above, Financial Expenses, net were R$676.8 million in 4Q21, R$932.2 million in 3Q22 and R$903.4 million in 4Q22 or 36.1%, 37.2% and 33.4% as a percentage of Total Revenue and Income, respectively. Such year over year and quarter over quarter variations are explained by the same reasons mentioned above for the accounting numbers.

Mark-to-market on equity securities designated at FVPL

In 4Q22, we recognized R$114.5 million in mark-to-market losses in our investment in Banco Inter.

Mark-to-market on equity securities designated at FVPL is fully adjusted in our Adjusted Income Statement (see table 13 in Appendix for the Adjustments by P&L line).

Other Income (Expenses), Net

Other Expenses, Net were R$109.0 million in 4Q22, R$57.9 million higher year over year, mainly due to (i) higher share-based compensation expenses, (ii) a R$24.1 million impairment, mostly from proprietary operational software, (iii) higher fair value adjustments related to call options in acquirees and (iv) write-off of some non-core assets. These effects were partially compensated by (v) earnout reversion and (vi) a positive result from POS sale.

Compared with 3Q22, Other Expenses, net were R$17.7 million higher, mostly explained by the impairment and write-off of non-core assets mentioned above amounting to R$33.7 million, which were partially compensated by a gain in the sale of POS.

Other Expenses, net include -R$23.8 million that are adjusted in our Adjusted Income Statement, including call options related to acquisitions, earn-out interests, loss of control in subsidiary and share-based compensation expenses related to the one-time IPO grant and non-recurring long-term incentive plans (see table 13 in Appendix for the Adjustments by P&L line). Adjusting for those effects, Other expenses, net, were R$49.0 million in 4Q21, R$55.8 million in 3Q22 and R$85.2 million in 4Q22 or 2.6%, 2.2% and 3.1% as a percentage of Total Revenue and Income, respectively. The year over year increase is mainly explained by items (ii), (iv) and (vi) from the accounting explanation above. On a quarter over quarter basis, the increase is mainly due to the same factor mentioned above for the accounting variation.

Income Tax and Social Contribution

During 3Q22, the Company recognized income tax and social contribution expenses of R$60.6 million over a profit before income taxes of R$139.4 million, implying an effective tax rate of 43.5%. The difference to the statutory rate is mainly explained by the fact that our negative mark-to-market on the investment in Banco Inter of R$114.5 million is not tax deductible. This effect was partially offset by gains from entities not subject to the payment of income taxes.

The Income Tax and Social Contribution in our Adjusted Income Statement includes an additional R$21.1 million relating to taxes from the adjusted items (see table 13 in Appendix for the Adjustments by P&L line). Adjusting for those effects our Income Tax and Social Contribution was R$81.7 million with an effective tax rate in 4Q22 of 25.8%, lower than the statutory rate mostly as a result of gains from entities not subject to the payment of income taxes.

EBITDA

Adjusted EBITDA was R$1,272.0 million in the quarter, compared with R$684.7 million in 4Q21. This higher figure is mainly explained by higher Total Revenue and Income due to the growth of our operations and adjustments in our commercial policy throughout 2022. Adjusted EBITDA Margin was 47.0% in the quarter, compared with 36.6% in 4Q21 and 46.0% in 3Q22. The sequential improvement in Adjusted EBITDA margin in 4Q22 compared with 3Q22 was mainly due to operating leverage in cost of services and selling expenses and despite higher G&A expenses.

Table 7: Adjusted EBITDA Reconciliation

EBITDA Bridge (R$mn)	4Q22	% Rev.	4Q21	% Rev.	Δ %	2022	% Rev.	2021	% Rev.	Δ %
Profit (Loss) before income taxes	139.4	5.2%	(810.4)	(43.3%)	n.m	(387.3)	(4.0%)	(1,445.6)	(30.0%)	(73.2%)
(+) Financial expenses, net	911.5	33.7%	688.2	36.7%	32.4%	3,514.7	36.7%	1,269.1	26.3%	177.0%
(-) Other financial income	(132.1)	(4.9%)	(91.1)	(4.9%)	45.0%	(572.6)	(6.0%)	(247.3)	(5.1%)	131.5%
(+) Depreciation and amortization	214.8	7.9%	111.6	6.0%	92.5%	800.3	8.3%	507.4	10.5%	57.7%
EBITDA	1,133.6	41.9%	(101.6)	(5.4%)	n.m	3,355.2	35.0%	83.6	1.7%	3914.3%
(+) Non-recurring share-based compensation expenses (a)	40.9	1.5%	1.5	0.1%	2585.8%	129.8	1.4%	66.9	1.4%	94.0%
(+) Gain on previously held interest in associate	0.0	0.0%	0.0	0.0%	n.a.	0.0	0.0%	(15.8)	(0.3%)	(100.0%)
(+) Mark-to-market related to the investment in Banco Inter	114.5	4.2%	764.2	40.8%	(85.0%)	853.1	8.9%	1,264.2	26.2%	(32.5%)
(+) Other Expenses (b)	(17.1)	(0.6%)	20.7	1.1%	n.m	(37.8)	(0.4%)	118.3	2.5%	n.m
Adjusted EBITDA	1,272.0	47.0%	684.7	36.6%	85.8%	4,300.2	44.8%	1,517.2	31.5%	183.4%

(a)	Consists of expenses related to grants in connection to one-time pre-IPO pool of share-based compensation as well as non-recurring long term incentive plans. For additional details, please refer to our press release “StoneCo Announces New Incentive Plan Pool” as of June 2, 2022.

(b) Consists of the fair value adjustment related to associates call option, M&A and Bond issuance expenses, earn-out interests related to acquisitions, gains/losses in the sale of companies, dividends from Linx and organizational restructuring expenses.

EBITDA was R$1,133.6 million in the quarter, higher than -R$101.6 million in the prior year period, mostly as a result of (i) the increase in revenue excluding Other Financial Income and (ii) a negative pre-tax effect from mark-to-market from our investment in Banco Inter of R$114.5 million in 4Q22 compared with a negative effect of R$764.2 million in 4Q21. These effects were partially offset by higher administrative and selling expenses, excluding D&A.

Net Income (Loss) and EPS

Adjusted Net Income was R$234.8 million in 4Q22 with a margin of 8.7%, compared with a Net Loss of R$32.5 million12 in 4Q21 and a margin of -1.7% on a comparable basis (not adjusting for bond expenses). This variation in Adjusted Net Income is mainly explained by (i) total revenue and income net of financial expenses growth of 50.7% year over year as we adjusted our commercial policy throughout the year given the rising interest rate environment which started in 2H21, combined with (ii) more efficiency in cost of services (up +8.0% year over year), administrative expenses (up +28.6%13 year over year) and selling expenses (up +27.6% year over year).

Adjusted Net Income was up 44.4% quarter on quarter, with Adjusted Net Margin improving from 6.5% to 8.7% sequentially, mainly as a result of (i) lower financial expenses, mainly due to a higher proportion of own cash used to fund the prepayment operation and (ii) operating leverage in cost of services and selling expenses.

Net Income in 4Q22 was R$78.8 million, compared with a Net Loss of R$801.5 million in 4Q21, mostly as a result of mark-to-market effects from the investment in Banco Inter, which represented a loss of R$114.5 million in 4Q22 compared with a loss of R$764.2 million in 4Q21, as well as the same factors explained above for the variation in Adjusted Net Income.

On a comparable basis (not adjusting for bond expenses), Adjusted diluted EPS for the Company was R$0.72 per share in 4Q22, compared with -R$0.08 per share in 4Q21, mostly explained by the higher Adjusted Net Income. On a sequential basis, adjusted diluted EPS increased from R$0.52 per share in 3Q22 to R$0.72 per share in 4Q22. IFRS basic EPS was R$0.25 per share in 4Q22, compared with a negative R$2.57 in the prior-year period. This difference was mainly due to the higher Net Income, with R$114.5 million negative impact from mark-to-market from Banco Inter in 4Q22 compared with a negative impact of R$764.2 million in 4Q21.

12 Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we no longer adjust the financial expenses related to our bond, which may affect the comparability of our Adjusted results between our numbers from 2Q22 onwards and our numbers from prior periods.

13 Evolution of Administrative according to our Adjusted P&L (please refer to Table 6). IFRS Administrative expenses have increased 52.8% year over year in 4Q22.

Table 8: Adjusted Net Income Reconciliation

Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we no longer adjust the financial expenses related to our bond, which may affect the comparability of our adjusted results between our numbers from 2Q22 onwards and our numbers from prior periods. For that reason, we have included below our historical numbers according to adjustment criteria adopted as from 2Q22.

Net Income Bridge (R$mn)	4Q22	% Rev.	4Q21	% Rev.	Δ %	2022	% Rev.	2021	% Rev.	Δ %
Net income for the period	78.8	2.9%	(801.5)	(42.8%)	n.m	(526.4)	(5.5%)	(1,377.3)	(28.6%)	(61.8%)
Non-recurring share-based compensation expenses (a)	40.9	1.5%	1.5	0.1%	2585.8%	129.8	1.4%	66.9	1.4%	94.0%
Amortization of fair value adjustment (b)	35.0	1.3%	(25.1)	(1.3%)	n.m	138.6	1.4%	89.1	1.8%	55.6%
Gains on previously held interest in associate (c)	0.0	0.0%	0.0	0.0%	n.a.	0.0	0.0%	(15.8)	(0.3%)	(100.0%)
Mark-to-market from the investment in Banco Inter (d)	114.5	4.2%	764.2	40.8%	(85.0%)	853.1	8.9%	1,264.2	26.2%	(32.5%)
Other expenses (e)	(13.4)	(0.5%)	20.7	1.1%	n.m	(17.8)	(0.2%)	118.3	2.5%	n.m
Tax effect on adjustments	(21.1)	(0.8%)	7.6	0.4%	n.m	(51.8)	(0.5%)	(60.6)	(1.3%)	(14.6%)
Adjusted net income (as reported)	234.8	8.7%	(32.5)	(1.7%)	n.m	525.5	5.5%	84.7	1.8%	520.2%

IFRS basic EPS (f)	0.25	n.a.	(2.57)	n.a.	n.m	(1.67)	n.a.	(4.40)	n.a.	(62.1%)
Adjusted diluted EPS (as reported) (g)	0.72	n.a.	(0.08)	n.a.	n.m	1.71	n.a.	0.33	n.a.	410.9%
Basic Number of shares	312.6	n.a.	308.9	n.a.	1.2%	311.9	n.a.	308.9	n.a.	1.0%
Diluted Number of shares	324.6	n.a.	308.9	n.a.	5.1%	311.9	n.a.	308.9	n.a.	1.0%

(a) Consists of expenses related to grants in connection to one-time pre-IPO pool of share-based compensation as well as non-recurring long term incentive plans. For additional details, please refer to our press release “StoneCo Announces New Incentive Plan Pool” as of June 2, 2022.

(b) Related to acquisitions. Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.

(c) Consists of the gain on re-measurement of our previously held equity interest in Linked (2Q20), Vhsys (2Q21) and Collact (3Q21) to fair value upon the date control was acquired.

(d) From 2Q22 onwards we no longer adjust the financial expenses related to our bond, which may affect the comparability of our Adjusted results between our numbers from 2Q22 onwards and our numbers from prior periods. For comparability purposes, we have included in this line only the mark-to-market from the investment in Banco Inter in both our current and historical numbers, thus not adjusting the bond expenses.

(e) Consists of the fair value adjustment related to associates call option, M&A and Bond issuance expenses, earn-out interests related to acquisitions, gains/losses in the sale of companies, dividends from Linx and organizational restructuring expenses.

(f) Calculated as Net income attributable to owners of the parent (Net Income reduced by Net Income attributable to Non-Controlling interest) divided by basic number of shares. For more details on calculation, please refer to Note 15 of our Consolidated Financial Statements, December 31st, 2022.

(g) Calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Adjusted Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

Adjusted Net Cash

Our Adjusted Net Cash, a non-IFRS metric, consists of the items detailed in Table 9 below:

Table 9: Adjusted Net Cash

Adjusted Net Cash (R$mn)	4Q22	3Q22	4Q21
Cash and cash equivalents	1,512.6	2,343.2	4,495.6
Short-term investments	3,453.8	2,716.1	1,993.0
Accounts receivable from card issuers	20,748.9	18,887.5	19,286.6
Financial assets from banking solution	3,960.9	3,074.1	2,346.5
Derivative financial instrument (b)	12.4	5.0	210.3
Adjusted Cash	29,688.5	27,025.8	28,332.0

Obligations with banking customers (c)	(4,023.7)	(3,144.1)	(2,201.9)
Accounts payable to clients	(16,614.5)	(14,779.5)	(15,726.5)
Loans and financing (a)	(4,375.7)	(4,456.1)	(5,861.8)
Obligations to FIDC quota holders	(975.2)	(1,291.8)	(2,227.2)
Derivative financial instrument (b)	(209.7)	(250.1)	(23.2)
Adjusted Debt	(26,198.9)	(23,921.6)	(26,040.5)

Adjusted Net Cash	3,489.6	3,104.2	2,291.5

(a)	Loans and financing were reduced by the effects of leases liabilities recognized under IFRS 16.

(b)	Refers to economic hedge.

(c)	Includes deposits from banking customers and values transferred by our banking clients to third parties but not yet settled. In 3Q22 the values transferred but not yet settled were recognized in Other Liabilities in our Balance Sheet. From 4Q22 onwards, they were reclassified to Obligations with Banking Customers.

Accounts Receivable from Card Issuers are accounted for at their fair value in our balance sheet.

As of December 31, 2022, the Company’s Adjusted Net Cash was R$3,489.6 million, R$385.5 million higher compared with 3Q22, mostly explained by:

i.	R$372.0 million of cash net income, which is our net income plus non-cash income and expenses as reported in our statement of cash flows;

ii.	R$84.1 million from trade accounts payable and other liabilities;

iii.	R$51.9 million from changes in taxes payable and recoverable taxes;

iv.	R$41.6 million of net collections from our credit business;

v.	-R$155.3 million of capex;

vi.	-R$16.4 million of M&A; and

vii.	R$7.5 million from other effects.

For the full year of 2022, the Company increased its Adjusted Net Cash position by R$1.2 billion.

Cash Flow

Our cash flow in the quarter was explained by:

•	Net cash provided by operating activities was R$343.0 million in 4Q22, explained by R$372.0 million of Net Income after non-cash adjustments and -R$29.0 million from working capital variation. Working capital is composed of (i) R$41.6 million of cash net inflows from our credit business; (ii) R$176.4 million from the following working capital changes: recoverable taxes and taxes payable (R$51.9 million), trade accounts receivable, banking solutions and other assets excluding cash inflow from credit product (R$40.4 million) and trade accounts payable and other liabilities (R$84.1 million); (iii) -R$114.7 million of changes related to accounts receivable from card issuers, accounts payable to clients and interest income received, net of costs; (iv) -R$142.5 million from payment of interest and taxes and (iv) R$10.2 million of other working capital changes.

•	Net cash used in investing activities was R$833.1 million in 4Q22, explained by (i) R$155.3 million capex, of which R$65.1 million related to property and equipment and R$90.2 million related to development of intangible assets; (ii) R$16.4 million of M&A and (iii) R$665.3 million of acquisition of short-term investments. These were partially offset by R$3.9 million from disposal of non-current assets.

•	Net cash used in financing activities was R$351.1 million, explained by (i) R$350.3 million net payment of debt, mostly related to the partial amortization of FIDC AR III and amortization of CCBs (“Cédula de Crédito Bancário”); and (ii) R$0.8 million cash outflow from capital events related to non-controlling interests.

Other Information

Conference Call

Stone will discuss its 4Q22 financial results during a teleconference today, March 14, 2023, at 5:00 PM ET / 6:00 PM BRT. The conference call can be accessed at +1 (412) 317 6346 or +1 (844) 204 8586 (US), or +55 (11) 3181 8565 (Brazil), or +44 (20) 3795 9972 (UK).

The call will also be broadcast simultaneously on Stone’s Investor Relations website at https://investors.stone.co/. Following the completion of the call, a recorded replay of the webcast will be available on Stone’s Investor Relations website at https://investors.stone.co/.

About Stone Co.

Stone Co. is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Investor Contact

Investor Relations
investors@stone.co

Consolidated Statement of Profit or Loss

Table 10: Consolidated Statement of Profit or Loss

Statement of Profit or Loss (R$mn)	4Q22	4Q21	2022	2021
Net revenue from transaction activities and other services	777.8	512.7	2,617.4	1,626.9
Net revenue from subscription services and equipment rental	464.6	408.1	1,760.9	1,071.9
Financial income	1,331.6	861.2	4,638.0	1,877.7
Other financial income	132.1	91.1	572.6	247.3
Total revenue and income	2,706.1	1,873.0	9,588.9	4,823.8
Cost of services	(698.0)	(646.1)	(2,669.8)	(1,713.8)
Administrative expenses	(327.2)	(214.1)	(1,121.4)	(813.3)
Selling expenses	(406.1)	(318.4)	(1,511.2)	(1,012.5)
Financial expenses, net	(911.5)	(688.2)	(3,514.7)	(1,269.1)
Mark-to-market on equity securities designated at FVPL	(114.5)	(764.2)	(853.1)	(1,264.2)
Other income (expenses), net	(109.0)	(51.1)	(302.5)	(185.9)
Loss on investment in associates	(0.3)	(1.2)	(3.6)	(10.4)
Profit before income taxes	139.4	(810.4)	(387.3)	(1,445.6)
Income tax and social contribution	(60.6)	8.9	(139.1)	68.2
Net income for the period	78.8	(801.5)	(526.4)	(1,377.3)

Consolidated Balance Sheet Statement

Table 11: Consolidated Balance Sheet Statement

Balance Sheet (R$mn)	31-Dec-22	31-Dec-21
Assets
Current assets	30,659.2	29,944.5
Cash and cash equivalents	1,512.6	4,495.6
Short-term investments	3,453.8	1,993.0
Financial assets from banking solution	3,960.9	2,346.5
Accounts receivable from card issuers	20,694.5	19,286.6
Trade accounts receivable	484.7	886.1
Recoverable taxes	151.0	214.8
Prepaid expenses	129.3	169.6
Derivative financial instruments	36.4	219.3
Other assets	236.1	332.9

Non-current assets	11,586.2	12,152.6
Trade accounts receivable	37.3	59.6
Accounts receivable from card issuers	54.3	0.0
Receivables from related parties	10.1	4.7
Deferred tax assets	680.0	580.5
Prepaid expenses	101.4	214.1
Other assets	105.1	141.7
Long-term investments	214.8	1,238.5
Investment in associates	109.8	66.5
Property and equipment	1,641.2	1,569.5
Intangible assets	8,632.3	8,277.5

Total Assets	42,245.4	42,097.0

Liabilities and equity
Current liabilities	25,174.1	22,789.8
Deposits from banking customers	4,023.7	2,201.9
Accounts payable to clients	16,578.7	15,723.3
Trade accounts payable	596.0	372.5
Loans and financing	1,847.4	2,578.8
Obligations to FIDC quota holders	975.2	1,294.8
Labor and social security liabilities	468.6	273.3
Taxes payable	329.1	176.5
Derivative financial instruments	209.7	23.2
Other liabilities	145.6	145.5

Non-current liabilities	4,121.3	5,679.9
Accounts payable to clients	35.8	3.2
Loans and financing	2,728.5	3,556.5
Obligations to FIDC quota holders	0.0	932.4
Deferred tax liabilities	500.2	629.9
Provision for contingencies	210.4	181.8
Labor and social security liabilities	35.8	32.7
Other liabilities	610.6	343.4

Total liabilities	29,295.4	28,469.8

Equity attributable to owners of the parent	12,893.9	13,536.4
Issued capital	0.1	0.1
Capital reserve	13,818.8	14,541.1
Treasury shares	(69.1)	(1,065.2)
Other comprehensive income	(432.7)	(35.8)
Retained earnings	(423.2)	96.2

Non-controlling interests	56.1	90.8

Total equity	12,950.0	13,627.2

Total liabilities and equity	42,245.4	42,097.0

Consolidated Statement of Cash Flows

Table 12: Consolidated Statement of Cash Flows

Cash Flow (R$mn)	4Q22	4Q21	2022	2021
Net income (loss) for the period	78.8	(801.5)	(526.4)	(1,377.3)

Adjustments on Net Income:
Depreciation and amortization	214.8	111.6	800.3	507.4
Deferred income tax and social contribution	14.6	(53.4)	(153.1)	(239.8)
Loss on investment in associates	0.3	1.2	3.6	10.4
Interest, monetary and exchange variations, net	(22.8)	(91.9)	(382.7)	(735.1)
Provision for contingencies	10.5	(0.5)	18.8	4.3
Share-based payments expense	59.7	41.2	189.1	133.2
Allowance for expected credit losses	13.3	32.6	88.6	72.0
Loss on disposal of property, equipment and intangible assets	(0.1)	51.9	25.3	136.1
Effect of applying hyperinflation	1.4	0.8	3.9	2.0
Loss on sale of subsidiary	20.3	0.0	20.3	12.7
Fair value adjustment in financial instruments at FVPL	58.7	927.7	1,179.5	2,570.4
Fair value adjustment in derivatives	(77.6)	19.6	90.8	105.0
Remeasurement of previously held interest in subsidiary acquired	0.0	0.0	0.0	(15.8)

Working capital adjustments:
Accounts receivable from card issuers	(1,267.4)	(570.0)	740.2	(2,993.4)
Receivables from related parties	(2.4)	1.5	12.9	1.1
Recoverable taxes	357.5	(166.9)	261.9	(238.1)
Prepaid expenses	6.1	14.3	153.0	(260.1)
Trade accounts receivable, banking solutions and other assets	82.0	282.0	707.5	244.2
Accounts payable to clients	547.0	397.9	(3,633.9)	4,276.3
Taxes payable	(305.6)	124.1	137.8	247.4
Labor and social security liabilities	11.2	(66.1)	195.3	(37.4)
Provision for contingencies	(4.7)	(2.3)	(9.8)	(10.2)
Trade Accounts Payable and Other Liabilities	84.1	40.5	323.6	40.8
Interest paid	(105.5)	(118.8)	(430.4)	(299.7)
Interest income received, net of costs	605.7	457.2	2,058.7	1,578.9
Income tax paid	(37.0)	(37.6)	(191.1)	(128.2)

Net cash provided by (used in) operating activity	343.0	595.0	1,683.7	3,606.9

Investing activities
Purchases of property and equipment	(65.1)	(472.0)	(417.7)	(1,083.0)
Purchases and development of intangible assets	(90.2)	(75.7)	(305.5)	(215.7)
Acquisition of subsidiary, net of cash acquired	(0.0)	0.0	(69.8)	(4,737.4)
Sale of subsidiary, net of cash disposed of	(4.3)	(0.0)	(4.3)	(0.0)
Proceeds from (acquisition of) short-term investments, net	(665.3)	292.7	(1,222.4)	5,371.0
Acquisition of equity securities	0.0	0.0	(15.0)	(2,480.0)
Disposal of short and long-term investments - equity securities	0.0	0.0	183.5	209.3
Proceeds from the disposal of non-current assets	3.9	1.4	27.0	0.1
Acquisition of interest in associates	(12.0)	0.0	(46.9)	(41.5)

Net cash used in investing activities	(833.1)	(253.6)	(1,871.1)	(2,977.2)

Financing activities
Proceeds from borrowings	250.0	5,714.9	3,500.0	11,700.3
Payment of borrowings	(268.1)	(4,162.8)	(5,009.8)	(7,252.2)
Payment to FIDC quota holders	(312.5)	(414.3)	(1,250.0)	(2,767.6)
Proceeds from FIDC quota holders	0.0	0.0	0.0	584.2
Payment of leases	(19.7)	(20.8)	(99.8)	(83.6)
Capital increase, net of transaction costs	0.0	0.0	0.0	0.0
Repurchase of own shares	(53.4)	0.0	0.0	(988.8)
Sale of own shares	53.4	0.0	53.4	0.0
Acquisition of non-controlling interests	0.7	(0.4)	(0.3)	(1.3)
Transaction with non-controlling interests	0.0	0.0	0.0	230.5
Dividends paid to non-controlling interests	(1.5)	(1.3)	(3.6)	(3.0)
Cash proceeds from non-controlling interest	0.0	0.0	0.0	0.9

Net cash provided by (used in) financing activities	(351.1)	1,115.3	(2,810.1)	1,419.4

Effect of foreign exchange on cash and cash equivalents	10.5	(2.9)	14.5	(0.5)

Change in cash and cash equivalents	(830.6)	1,453.8	(2,983.0)	2,048.7

Cash and cash equivalents at beginning of period	2,343.2	3,041.9	4,495.6	2,447.0
Cash and cash equivalents at end of period	1,512.6	4,495.6	1,512.6	4,495.6

Adjustments to Net Income by P&L Line

Table 13: Adjustments to Net Income by P&L Line

Adjustments to Net Income by P&L line (R$mn)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	2021	2022
Cost of services	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Administrative expenses	9.3	9.7	166.0	(16.4)	23.5	40.4	32.1	30.6	168.5	126.7
Selling expenses	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial expenses, net	4.2	4.2	2.4	11.4	6.1	9.1	8.0	8.1	22.2	31.3
Mark-to-market on equity securities designated at FVPL	0.0	(841.2)	1,341.2	764.2	323.0	527.1	(111.5)	114.5	1,264.2	853.1
Other operating income (expense), net	24.2	42.0	(0.5)	2.1	19.7	13.5	35.5	23.8	67.7	92.6
Gain (loss) on investment in associates	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Profit before income taxes	37.6	(785.3)	1,509.1	761.3	372.4	590.1	(35.8)	177.0	1,522.7	1,103.7
Income tax and social contribution	(8.5)	103.8	(163.6)	7.6	(7.6)	(24.3)	1.3	(21.1)	(60.6)	(51.8)
Net income for the period	29.1	(681.5)	1,345.6	768.9	364.7	565.8	(34.5)	155.9	1,462.1	1,051.9

Table 14: Adjusted EBT and Adjusted Net Income with and without share-based compensation adjustments

As of 1Q23, the Company will stop to adjust share-based compensation from its adjusted results. Therefore, the Company has provided below a table with historical metrics with and without share-based compensation adjustment.14

Profitability with and without share-based compensation adjustments (R$mn)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	2021	2022
Consolidated
Reported
Adjusted EBT	247.6	(202.7)	81.3	(49.1)	82.5	106.7	210.7	316.5	77.2	716.4
Adjusted Net Income	187.4	(155.5)	85.3	(32.5)	51.7	76.5	162.5	234.8	84.7	525.5
Not Adjusting for Share-based Compensation
Adjusted EBT	226.9	(249.1)	83.0	(50.6)	68.8	75.8	166.3	275.6	10.2	586.6
Adjusted Net Income	173.3	(186.4)	86.7	(33.5)	42.6	55.8	108.3	203.8	40.0	410.5

Financial Services
Reported
Adjusted EBT	250.2	(202.6)	104.3	(31.0)	65.9	84.0	177.6	285.6	121.0	613.1
Adjusted Net Income	191.4	(153.2)	113.1	(13.0)	45.4	66.9	148.1	214.2	138.2	474.6
Not Adjusting for Share-based Compensation
Adjusted EBT	229.6	(248.7)	105.7	(32.6)	52.2	53.3	135.0	246.1	54.1	486.6
Adjusted Net Income	177.3	(183.9)	114.1	(14.0)	36.3	46.3	95.1	184.1	93.4	361.8

Software
Reported
Adjusted EBT	0.6	(0.7)	(11.6)	(15.2)	12.3	40.0	33.7	31.8	(27.0)	117.8
Adjusted Net Income	(0.7)	(3.0)	(14.8)	(15.6)	2.2	26.9	15.4	22.4	(34.0)	66.9
Not Adjusting for Share-based Compensation
Adjusted EBT	0.6	(1.0)	(11.4)	(15.2)	12.3	39.9	31.9	30.5	(27.0)	114.6
Adjusted Net Income	(0.7)	(3.2)	(14.6)	(15.6)	2.2	26.8	14.2	21.5	(34.1)	64.7

Non-Allocated
Reported
Adjusted EBT	(3.2)	0.6	(11.4)	(2.8)	4.3	(17.3)	(0.6)	(1.0)	(16.8)	(14.5)
Adjusted Net Income	(3.2)	0.7	(13.0)	(3.9)	4.2	(17.3)	(1.0)	(1.8)	(19.4)	(15.9)
Not Adjusting for Share-based Compensation
Adjusted EBT	(3.3)	0.6	(11.3)	(2.8)	4.3	(17.4)	(0.6)	(1.0)	(16.8)	(14.6)
Adjusted Net Income	(3.3)	0.7	(12.9)	(3.9)	4.1	(17.3)	(1.0)	(1.8)	(19.4)	(16.0)

14 Historical numbers consider also adjustment criteria adopted as from 2Q22, which does not adjust for the bond expenses.

Historical Segment Reporting

Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we no longer adjust the financial expenses related to our bond, which may affect the comparability of our adjusted results between our numbers from 2Q22 onwards and our numbers from prior periods. To allow for better understanding of our business performance trends, the tables in this Earnings Release make reference to our adjusted P&L metrics not adjusting for the bond expenses for all periods for comparability purposes.

Table 15: Adjusted Historical Financial Services P&L

Segment Reporting - Financial Services (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	2021	2022
Total revenue and income	828.4	564.2	1,152.5	1,545.9	1,721.3	1,932.6	2,121.5	2,308.2	4,091.0	8,083.5
Cost of services	(224.9)	(279.6)	(358.7)	(465.1)	(499.0)	(468.6)	(495.9)	(524.0)	(1,328.3)	(1,987.5)
Administrative expenses	(89.8)	(91.4)	(112.9)	(145.6)	(131.1)	(145.5)	(160.2)	(204.0)	(439.7)	(640.8)
Selling expenses	(159.7)	(215.3)	(248.6)	(263.5)	(323.0)	(267.3)	(318.8)	(336.2)	(887.0)	(1,245.3)
Financial expenses, net	(88.8)	(158.9)	(304.4)	(657.8)	(693.0)	(931.0)	(917.2)	(884.9)	(1,209.8)	(3,426.1)
Other operating income (expense), net	(14.6)	(21.3)	(23.4)	(45.0)	(9.3)	(36.2)	(51.8)	(73.1)	(104.3)	(170.3)
Gain (loss) on investment in associates	(0.5)	(0.4)	(0.1)	0.0	0.0	0.0	0.0	(0.4)	(0.9)	(0.4)
Profit before income taxes	250.2	(202.6)	104.3	(31.0)	65.9	84.0	177.6	285.6	121.0	613.1
Income tax and social contribution	(58.9)	49.3	8.7	18.0	(20.5)	(17.1)	(29.5)	(71.4)	17.2	(138.5)
Net income for the period	191.4	(153.2)	113.1	(13.0)	45.4	66.9	148.1	214.2	138.2	474.6

Table 16: Adjusted Historical Software P&L

Segment Reporting - Software (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	2021	2022
Total revenue and income	30.9	42.8	301.1	311.4	326.6	350.7	366.2	376.3	686.3	1,419.8
Cost of services	(12.3)	(19.5)	(162.4)	(176.7)	(172.5)	(154.5)	(171.9)	(171.2)	(370.9)	(670.2)
Administrative expenses	(14.9)	(17.5)	(72.4)	(76.1)	(74.5)	(75.0)	(81.3)	(83.5)	(180.8)	(314.3)
Selling expenses	(1.2)	(6.0)	(55.5)	(51.8)	(56.6)	(63.5)	(61.2)	(63.8)	(114.6)	(245.1)
Financial expenses, net	(0.2)	(0.3)	(17.6)	(18.9)	(8.6)	(14.6)	(14.9)	(18.1)	(36.9)	(56.2)
Other operating income (expense), net	(1.8)	(0.2)	(4.9)	(3.1)	(1.8)	(2.9)	(3.0)	(7.4)	(10.0)	(15.0)
Gain (loss) on investment in associates	0.0	(0.1)	(0.0)	0.0	(0.4)	(0.3)	(0.2)	(0.4)	(0.0)	(1.4)
Profit before income taxes	0.6	(0.7)	(11.6)	(15.2)	12.3	40.0	33.7	31.8	(27.0)	117.8
Income tax and social contribution	(1.3)	(2.2)	(3.1)	(0.4)	(10.1)	(13.1)	(18.3)	(9.4)	(7.1)	(50.9)
Net income for the period	(0.7)	(3.0)	(14.8)	(15.6)	2.2	26.9	15.4	22.4	(34.0)	66.9

Table 17: Adjusted Historical Non-Allocated P&L

Segment Reporting - Non-Allocated (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	2021	2022
Total revenue and income	8.3	6.5	16.0	15.7	22.4	20.8	20.8	21.6	46.5	85.6
Cost of services	(2.5)	(3.3)	(4.6)	(4.3)	(2.9)	(3.0)	(3.5)	(2.7)	(14.7)	(12.1)
Administrative expenses	(3.7)	(3.3)	(8.5)	(8.9)	(9.2)	(11.2)	(10.3)	(9.0)	(24.3)	(39.7)
Selling expenses	(1.9)	(1.9)	(4.1)	(3.1)	(4.2)	(5.1)	(5.4)	(6.1)	(10.9)	(20.9)
Financial expenses, net	0.7	5.7	(6.4)	(0.1)	(0.5)	(0.1)	(0.1)	(0.4)	(0.1)	(1.1)
Other operating income (expense), net	(1.0)	(0.7)	(1.3)	(0.9)	(1.0)	(17.7)	(1.0)	(4.8)	(3.9)	(24.5)
Gain (loss) on investment in associates	(3.2)	(2.4)	(2.6)	(1.2)	(0.2)	(1.0)	(1.1)	0.5	(9.4)	(1.8)
Profit before income taxes	(3.2)	0.6	(11.4)	(2.8)	4.3	(17.3)	(0.6)	(1.0)	(16.8)	(14.5)
Income tax and social contribution	(0.0)	0.1	(1.6)	(1.1)	(0.2)	0.0	(0.4)	(0.8)	(2.6)	(1.4)
Net income for the period	(3.2)	0.7	(13.0)	(3.9)	4.2	(17.3)	(1.0)	(1.8)	(19.4)	(15.9)

Glossary of Terms

•	“Adjusted Net Cash”: is a non-IFRS financial metric and consists of the following items: (i) Adjusted Cash: Cash and cash equivalents, Short-term investments, Accounts receivable from card issuers, Financial assets from banking solution and Derivative financial instrument; minus (ii) Adjusted Debt: Obligations with banking customers, Accounts payable to clients, Loans and financing, Obligations to FIDC quota holders and Derivative financial instrument.

•	“Banking”: refers to our digital bank solution and includes insurance products.

•	“Financial Services” segment: This segment is comprised of our financial services solutions serving both MSMBs and Key Accounts. Includes mainly our payments solutions, digital banking and credit.

•	“Key Accounts”: refers to operations in which Pagar.me acts as a fintech infrastructure provider for different types of clients, especially larger ones, such as mature e-commerce and digital platforms, commonly delivering financial services via APIs. We breakdown Key Accounts into sub-acquirer clients and platform service clients.

•	“MSMB Active Payments Client Base”: refers to SMBs (online and offline) and micro-merchants, from our Stone, Pagar.me and Ton products. Considers clients that have transacted at least once over the preceding 90 days, except for Ton active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.

•	“MSMBs”: the combination of SMBs and micro-merchant clients, from our Stone, Pagar.me and Ton products.

•	“Omni OMS”: our OMS solution offers multi-channel purchasing processes that integrate stores, franchisees, and distribution centers, thereby providing a single channel for retailers.

•	“Non-allocated”: Comprises other smaller businesses which are not allocated in our Financial Services or Software segments.

•	“Platform Services”: Included in Key Accounts, encompasses a wide range of business models, including marketplaces, e-commerce platforms, software companies and omnichannel retailers.

•	“Revenue”: refers to Total Revenue and Income.

•	“Software” segment: This segment is comprised of: (i) Core, comprised of POS/ERP solutions, TEF and QR Code gateways, reconciliation and CRM and (ii) Digital, which includes OMS, e-commerce platform, engagement tool, ads solution and marketplace hub.

•	“Take Rate (MSMB)”: Managerial metric that considers the sum of revenues from financial services solutions offered to MSMBs, excluding Ton’s membership fee and other non-allocated revenues, divided by MSMB TPV.

•	“Take Rate (Key Accounts)”: Managerial metric that considers revenues from financial services solutions offered to Key Account clients, excluding non-allocated revenues, divided by Key Accounts TPV.

•	“Total Account Balance”: accounts balance from our SMBs (online and offline) and micro-merchants in their stone accounts.

•	“Total Active Payment Clients”: refers to SMBs (online and offline), micro-merchants and Key Accounts. Considers clients that have transacted at least once over the preceding 90 days, except for Ton product active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.

•	“TPV”: Total Payment Volume. Up to the fourth quarter of 2020, refers to processed TPV. From the first quarter of 2021 onwards, reported TPV figures consider all volumes settled by StoneCo.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “plan”, “predict”, “project”, “potential”, “aspiration”, “objectives”, “should”, “purpose”, “belief”, and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents non-IFRS measures of financial performance, including: Adjusted Net Income, Adjusted EPS (diluted), Adjusted Net Margin, Adjusted Net Cash / (Debt), Adjusted Profit (Loss) Before Income Taxes, Adjusted Pre-Tax Margin, EBITDA and Adjusted EBITDA.

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from Net Income that it does not consider indicative of its continuing business performance within the period presented. Stone defines Adjusted Net Income as Net Income (Loss) for the Period, adjusted for (1) non-cash expenses related to the grant of share-based compensation in connection to one-time pre-IPO pool as well as non-recurring long term incentive plans and the fair value (mark-to-market) adjustment for share-based compensation classified as a liability, (2) amortization of intangibles related to acquisitions, (3) one-time impairment charges, (4) unusual income and expenses and (5) tax expense relating to the foregoing adjustments. Adjusted Net Margin is calculated by dividing Adjusted Net Income by Total Revenue and Income. Adjusted EPS (diluted) is calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

Stone has presented Adjusted Profit Before Income Taxes and Adjusted EBITDA to eliminate the effect of items that it does not consider indicative of its continuing business performance within the period presented. Stone adjusts these metrics for the same items as Adjusted Net Income, as applicable.

Stone has presented Adjusted Net Cash metric in order to adjust its Net Cash / (Debt) by the balances of Accounts Receivable from Card Issuers and Accounts Payable to Clients, since these lines vary according to the Company’s funding source together with the lines of (i) Cash and Cash Equivalents, (ii) Short-term Investments, (iii) Debt balances and (iv) Derivative Financial Instruments related to economic hedges of short term investments in assets, due to the nature of Stone’s business and its prepayment operations. In addition, it also adjusts by the balances of Financial Assets from Banking Solutions and Deposits from Banking Customers.